Mail Stop 3010

August 12, 2009

<u>Via U.S. Mail and Facsimile 425.451.8568</u>

Randall Fernandez
President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras
San Jose, Republica de Costa Rica

      Re: **Deltron, Inc.**
               Item 4.01 Form 8-K
               Filed August 12, 2009
               File No. 333-130197

Dear Mr. Fernandez:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed August 11, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend the report to note whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please refer to Item 304(a)(1)(ii) of Regulation S-K.

*   *   *   *

        As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. The letter required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant